RESELLER AGREEMENT

No. 15CM10.2E0193

between

Andrew Telecommunication Systems (S) Pte. Ltd.

and

Infotel Technologies Pte. Ltd.

RESELLER AGREEMENT
between
Andrew Telecommunication Systems (Singapore) Pte Ltd
and
Infotel Technologies Pte. Ltd.

This Agreement is made this _____8TH_____ day of ___NOVEMBER___ 2004, by and between Andrew Telecommunication Systems (Singapore) Pte. Ltd., (Registration No. 199703743D) with offices located at No.1 Marine Parade Central, #07-01 Parkway Centre, Singapore 449408, , hereinafter referred to as "Seller", and Infotel Technologies Pte. Ltd, with offices located at Level 9 Tai Seng Drive #02-01, Singapore 535227, hereinafter referred to as "Buyer".

Buyer hereby agrees to purchase and Seller agrees to sell, the Andrew Products defined below, in accordance with the following terms and conditions:

1. **DEFINITIONS{tc "DEFINITIONS"}**

   A. **Products.** "Products" mean the Andrew commercial products, descriptions of which are set forth in the current Andrew Catalog 38, or in such subsequent version of the Catalog as may be published during the term of this Agreement. Seller reserves the right to add, delete or revise any Product identified herein upon thirty (30) days prior written notice to Buyer. Any purchase order for deleted or revised Products accepted by Seller during this 30-day notice period shall be completed in accordance with all order requirements.

   1) **Standard Products.** Any Product listed in the current Andrew catalog that has accompanying specifications and which can be priced using the applicable references/formulas shown in the Andrew Price List and which is normally a Seller off-the-shelf stock item.

   2) **Non-Standard Products.** Any Product supplied by Seller which is manufactured to Buyer requested specifications thereby requiring the calculation of a specific price unique to that Product or any Seller product manufactured specifically to Buyer's request.

   B. **Services.** At Buyer's request, Seller will offer installation, testing, commissioning and such other services ("Services") as may be mutually agreed upon by the parties in response to a Statement of Work issued by Buyer for each project. The price of such Services shall be individually quoted by Seller on a per project basis and will be provided only in connection with the installation of Seller Products. All Services shall be performed in accordance with the terms and conditions set forth in a separate Agreement between the parties.

   C. **Net Volume.** The total USD invoiced amount, of standard and non-standard Product and Service sales less freight charges, taxes, duties and insurance costs.

   D **Delivery Point.** Ex Works Seller's nominated facility (EXW Incoterms 2000)

   E. **Destination Address.** The destination designated by Buyer for the Products in accordance with the terms and conditions in this Agreement. Buyer's freight forwarder shall collect the products from Seller's EXW delivery point and shall be responsible for transport to the destination address.

   F **Site.** The "Site" shall mean the installation site.

   G. **Incoterms** Unless otherwise specified herein, all delivery terms used in this Agreement shall be defined and interpreted in accordance with INCOTERMS 2000 published by the International Chamber of Commerce.

2.   **PRODUCT PRICES**

    A.   **Standard Products.** The purchase prices of all standard Products sold under this Agreement are set forth in the then current Andrew Catalog 38 USD Price List, attached hereto as Exhibit A, less the applicable discount rate provided in Exhibit B. Net USD pricing, Ex Works Andrew Singapore warehouse, (EXW Incoterms 2000), for commonly used items is provided in Exhibit C and provides Seller with competitive pricing for the OEM market in Singapore. Prices and discounts are based on a mutually agreed forecast of the Net Dollar Volume of sales to Buyer during the next twelve (12) months of this Agreement. After the initial twelve months, discounts shall be determined in accordance with the terms stated in Exhibit C.

    B.   **Non-Standard Products.** Prices for non-standard Products, shall be quoted in writing by Seller, based on the Product specifications requested by Buyer. Quoted prices for such non-standard Products shall normally remain valid for a period of thirty (30) days after the quotation date, unless stated otherwise in the quotation.

    C.   **Taxes.** Product prices do not include country of origin sales, use, privilege, excise or any other tax, duty, tariff or assessment that may arise from the sale of the Products pursuant to this Agreement. Seller shall not be liable for any import taxes or duties in the destination country. In the event Seller becomes liable to pay or bear the burden of any such tax, the amount shall be added to the purchase price of the Products and shall be paid for by Buyer. All applicable taxes charged to Buyer shall be listed as a separate line item on Seller's invoice.

    D.   **Price List Revisions.** Seller agrees to notify Buyer, in writing, of any revision to the Price List at least sixty (60) days prior to the effective date of the price change. Buyer orders accepted by Seller during this 60 day notice period shall be exempt from the price change, provided such orders are scheduled for delivery no later than sixty (60) days after the effective date of the price change.

    E.   **Project Pricing.** For specific projects identified by the Buyer, the Seller may provide a special project offer, based on the requirements of the particular project and on condition that an order for the total project bill of materials for Seller's products is placed with Seller.

3.   **INVOICING AND PAYMENT TERMS**

    A.   **Invoicing.** Seller shall invoice Products upon delivery to the Delivery Point EXW Seller's facility. Seller agrees that all invoices shall be submitted to the address designated by Buyer on its purchase order. Each invoice shall include: (i) Buyer's purchase order number; (ii) Seller's invoice number; (iii) the quantity and price of Products delivered; (iv) applicable tax; and (v) the total invoice cost.

    B.   **Net Payment Terms.** Payment for Products purchased under this Agreement shall be in the currency of Seller's quotation or the currency stated in the Price List attached hereto at Exhibits A & C, net thirty (30) days from date of Seller's invoice, unless Seller's credit manager agrees to other terms. The offer, the order, the invoice and payment shall be in the same currency.

    C.   **Credit Limit.** Seller reserves the right to establish a credit limit based on financial information provided by Buyer, as well as other information. In such event, Andrew shall notify Buyer in writing of the amount of the credit limit. Credit limits may be changed from time to time to reflect changes in Buyer's financial status. Where credit is not approved, payment shall be by cash in advance or by means of a confirmed Letter of Credit with a bank acceptable to Seller.

    D.   **Late Payment Fees.** Undisputed invoices that are more than 30 days past due may be assessed a service charge of 1.5% per month or the maximum legal rate permitted by Singapore law, whichever is lower. Seller reserves the right to decline Buyer's purchase orders or to withhold shipment of Products if Buyer's account is materially in arrears and Buyer fails to issue payment in full within five (5) days after Seller's written request for payment. Buyer acknowledges that Seller retains full security interest in all Products until Buyer renders payment in full, and upon request, agrees to execute any documents necessary to perfect Seller's security interest.

4. ORDER PROCEDURES

A. **Placement.** Buyer shall issue a written purchase order referencing this Agreement for all Products purchased under this Agreement. Each order shall be signed by Buyer's authorized representative and shall contain the following information: (i) Buyer's invoice address; (ii) the type and quantity of Products ordered and its net price; (iii) the requested delivery date by line items; and (iv) Buyer's delivery address. All orders shall be mailed to Seller at the address stated on page 1 of this Agreement, or to such other address as Seller may designate in writing to Buyer. Orders for non-standard Products shall also reference Seller's quotation number and be accompanied by the written Product specifications requested by Buyer for Products.

B. **Order Acceptance.** Seller shall notify Buyer in writing of its acceptance or rejection of an order within five (5) days after Seller's receipt of the purchase order. In the event Seller fails to notify Buyer within this time period, the order shall be deemed to be accepted by Seller and shall be performed in accordance with the terms of this Agreement.

C. **Conditions of Sale.** All orders for Products arising herefrom shall be governed by the terms and conditions set forth in this Agreement. No preprinted term or condition stated on any Seller quote, or Buyer purchase order or solicitation, shall be binding on the other party or become part of any order, unless expressly agreed to in writing by an authorized representative of the other party.

D. **Change Orders.** All change orders shall be made in writing and signed by authorized representatives of Buyer and Seller. In the event any change order causes an increase or decrease in the purchase order price or the time required for the performance of any obligation, Seller shall notify Buyer within fourteen (14) days after receipt of the change order and the parties shall negotiate an equitable adjustment to the purchase price and/or delivery schedule. Buyer may designate its field representative to authorize on site change orders provided such designations are in writing and provided to Seller.

5. BUYER CANCELLATIONS

A. **Standard Products.** Buyer may cancel orders for standard off the shelf Products without penalty, provided Buyer notifies Seller not less than thirty (30) days prior to the scheduled delivery date. Orders for standard Products canceled by Buyer within 30 days of the scheduled delivery date may be subject to a 20% cancellation charge.

B. **Non Standard Products.** Orders for non-standard Products may be cancelled at any time prior to delivery upon written notice to Seller. Buyer and Seller agree to promptly negotiate a reasonable cancellation charge for any non-standard Product order canceled by Buyer. The cancellation charge shall reimburse Seller for all actual costs incurred by Seller prior to receipt of the cancellation notice, including an administration fee. All cancellation fees shall be promptly negotiated and paid by Buyer within sixty (60) days after the effective cancellation date.

6. TERMS OF DELIVERY

A. **Delivery Terms.** All Products purchased under this Agreement shall be packed, packaged and crated in accordance with Seller's standard commercial practices and shall be delivered Ex Works, Seller's nominated manufacturing or distribution facility, (EXW Incoterms 2000). Buyer shall be responsible for transportation and associated costs from the EXW delivery point.

B. **Delivery Dates.** Seller shall make every reasonable effort to comply with the delivery and performance dates specified in Buyer's purchase orders. In the event Seller notifies Buyer prior to acceptance of the order that it is unable to comply with a requested delivery or performance date, the parties shall negotiate a mutually acceptable delivery schedule. If Buyer and Seller are unable to negotiate such a schedule, Seller may reject and/or Buyer may cancel the order without liability to the other party.

C. **Buyer Delayed Delivery.** Any request by Buyer to delay delivery of a completed order for more than thirty (30) days beyond the original scheduled delivery dates may result in the assessment of a storage charge of 1.5% of the invoice price per month. Seller will invoice Buyer when goods are available for delivery at the EXW point. Seller shall insure the Products against risk of loss and/or damages at Buyer's cost until the Products are delivered to a common carrier at Seller's facility.

D. **Title Transfer and Risk of Loss.** Title to and risk of loss of the Products shall pass to Buyer upon delivery of the Products EXW Seller's facility.

7. FORCE MAJEURE

Seller shall not be liable for any delivery delays due to causes beyond its reasonable control, including, but not limited to, acts of God, acts of the public enemy, fires, floods, acts of any government, strikes, embargoes, acts of Buyer, its employees or agents, unusually severe weather conditions, inability to obtain raw products used in the Products or any other condition beyond the control and without the fault of Seller. In the event of any such contingency, Seller shall be given a reasonable period of time in which to complete the performance of its obligations. If such contingency continues in effect for a period in excess of ninety (90) days, Buyer may cancel the purchase order, or any undelivered portion thereof, without liability to Seller.

8. FINAL ACCEPTANCE

A. **Acceptance.** Buyer shall inspect the Products within thirty (30) days after delivery and shall notify Seller in writing of any nonconforming Products. Buyer's failure to notify Seller within this time period or its use of the Products shall constitute final acceptance of the Products and shall waive all claims of non-conformity, except such claims governed by the terms of the applicable Product Warranty set forth in Exhibit B herein.

B. **Non-Conforming Goods.** Any Product rejected as nonconforming by Buyer within the inspection period shall be returned to Seller at Seller's sole expense or, at Seller's option, repaired by Seller at the Site. Buyer agrees to obtain Seller's written Return Goods Authorization Number prior to returning any Product purchased under this Agreement. Seller shall replace the rejected Product in a prompt and reasonable time period and shall pay all transportation charges to ship the Product replacement EXW Seller's Singapore facility (EXW Incoterms 2000).

9. WARRANTY

Seller warrants the Products to the Buyer in accordance with the terms of the Andrew Limited Warranty applicable to that specific Product. A copy of the Limited Warranty governing the specific Products is set forth herein in Exhibit B. SELLER PROVIDES NO PRODUCT WARRANTY OTHER THAN THAT SET FORTH IN EXHIBIT B. ALL OTHER WARRANTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR PURPOSE, ARE EXPRESSLY EXCLUDED.

10. PATENT INFRINGEMENT ASSURANCE

Seller shall, at its own expense, settle or defend any claim, suit or action which may be brought against Buyer for infringement of United States patents arising out of Buyer's use of Seller's Products. Seller shall pay any final judgement for damages and costs which may be awarded against Buyer, provided that Buyer promptly notifies Seller of any such claim, suit or action and affords Seller complete control of the conduct of such settlement or defense. Buyer agrees to provide Seller with all available information regarding such claim, suit or action. Seller may, at its own expense, elect to procure for Buyer the right to continue using the allegedly infringing Products, or replace it with non-infringing Product, or modify it so that it becomes non-infringing Product, or remove it and repay the purchase price applicable thereto, as well as transportation costs. This paragraph shall not apply to any infringement arising out of any feature incorporated in the product at the request of Buyer or from the use of the product for purposes other than as advertised, sold or intended by Seller. In no event shall Seller's total liability to Buyer under the provisions of this article exceed the aggregate sum paid to Seller by Buyer for the allegedly infringing Product. The foregoing states the entire warranty by Seller for patent infringement of the Product and any part of it.

11. LIMITATION OF LIABILITY

Neither Seller nor Buyer shall be liable to the other party, its agents, employees, subcontractors or customers for any indirect, exemplary, incidental, special or consequential damages arising from any action for breach of contract, breach of warranty, or for any action based on the tortious acts or omissions of Seller or Buyer. The parties acknowledge that such lack of liability includes, but is not limited to, loss of actual or anticipated revenue or profits, loss of actual or anticipated value of any business, or damage to the business reputation or goodwill of Buyer or Seller.

12. FORECAST

Buyer shall provide a forecast of the major products by category that it anticipates purchasing by month for each future six month period so that Seller can schedule adequate capacity to accommodate Buyer's Product requirements. Ninety days prior to the end of each six-month period Buyer and Seller shall jointly review and determine the projected volume for the next six months.

13. TERM

This Agreement shall commence on the date designated on page 1 of this Agreement and shall remain in effect for a period of one (1) year from that date. Upon expiration of this time period, the Agreement shall automatically expire and may only be renewed upon the mutual written consent of the parties.

14. TERMINATION

A. **Termination for Convenience.** Seller or Buyer may terminate this Agreement for convenience at any time prior to the expiration date upon sixty (60) days prior written notice to the other party by registered or certified mail. The parties agree that any purchase order accepted by Seller prior to the effective termination date or any work in progress on the termination date shall be completed by Seller and paid for by Buyer in accordance with the terms of this Agreement.

B. **Termination for Cause.** Notwithstanding the foregoing, Seller or Buyer may immediately terminate this Agreement:

1) for default, if the other party fails to cure a material breach of this Agreement within thirty (30) days after receipt of written notice describing such breach;

2) if the other party undergoes a change in ownership or controlling interest;

3)   if the other party becomes insolvent, files a petition in bankruptcy, is placed in control of a receiver or makes an assignment for the benefit of creditors.

Upon termination of this Agreement for default, the non-breaching party shall have the right to pursue all rights and remedies available at law or in equity subject to the limitations in this Agreement. The prevailing party shall be entitled to recover reasonable attorneys' fees and any other costs incurred in initiating any legal action or proceeding to enforce the provisions of this Agreement.

15. CONFIDENTIAL INFORMATION

All data or information provided by Seller to Buyer, or by Buyer to Seller, which the disclosing party identifies as confidential or proprietary shall be conspicuously marked with a legend affixed to the front page of the document. Such confidential or proprietary information, including, but not limited to, technical data or pricing information, shall be used only in connection with the performance of obligations under this Agreement and shall not be revealed to any third party without the express written consent of the disclosing party. The receiving party shall protect such confidential or proprietary information in accordance with the terms of a non-disclosure agreement, if applicable, or in accordance with the safeguards used to protect its own confidential information. All copies of such information in written, graphic or other tangible form shall be returned to the disclosing party upon the expiration or termination of this Agreement.

16. COMPLIANCE WITH LAW

Seller and Buyer agree to fully comply with all applicable laws, ordinances, codes, rules and regulations governing the performance of any obligation under this Agreement. Each party shall indemnify and hold the other party harmless from any liability arising from its breach of this provision.

17. CORRESPONDENCE

All official notices required under this Agreement shall be deemed validly delivered when sent by registered or certified mail, postage prepaid, to the party's principal place of business stated on Page 1 herein, or to such other address as the party may designate in writing to the other. In the case of official notices sent by Buyer to Seller, a copy shall be forwarded to:

Andrew Corporation
153 Barry Road
Campbellfield Vic 3061
Australia
Attn: Regional Contracts Manager, Asia Pacific

18. ASSIGNMENT

Neither Seller nor Buyer shall assign, delegate or otherwise transfer by operation of law this Agreement, or any obligation hereunder, in whole or in part, without the prior written consent of the other party.

19. WAIVER OF RIGHTS

The failure of Buyer or Seller to assert any right or remedy upon the breach of any provision of this Agreement shall not be deemed to be a waiver of any present or future right hereunder, unless said waiver is made in writing by an authorized representative of the party.

20. SEVERABILITY OF AGREEMENT

If any provision of this Agreement is held to be invalid or unenforceable by a court having jurisdiction over this Agreement, the affected provision shall be deemed severed and the remainder of the provisions of this Agreement shall continue in full force and effect,

unless the performance of the remainder of this Agreement by either party is not legally possible and/or commercially reasonable.

21. GOVERNING LAW

This Agreement shall be interpreted, construed and enforced in accordance with the laws of Singapore. Seller and Buyer expressly exclude the United Nations convention on Contracts for the International Sale of Goods from this Agreement and from any transaction between them pursuant to this Agreement.

22. DISPUTES AND ARBITRATION

Any controversy or claim arising out of or relating to this Agreement, including the construction and application of this Agreement, which cannot be amicably resolved between the parties following good faith negotiations, shall be referred to arbitration, by one arbitrator chosen in accordance with the rules of conciliation and arbitration of the International Chamber of Commerce (ICC). The arbitration shall be held in Singapore in the English language pursuant to the ICC rules. The parties acknowledge that the decision of the arbitrator shall be final and binding with respect to findings of both law and fact, and may be enforced in any court of competent jurisdiction and neither party shall raise any defence to the award or enforcement thereof. The cost of any arbitration shall be allocated to each party by the arbitrator.

23. ENTIRE AGREEMENT

This Agreement contains the entire understanding of the parties and supersedes all previous oral and written communications, agreements and understandings between the parties with respect to the subject matter herein. No change, modification or amendment of this Agreement shall be binding unless made in writing and signed by authorized representatives of both parties.

IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate through their authorized corporate representatives.

Andrew Telecommuniction Systems (Singapore) Pte Ltd

V.W. Lange
Signature

V.W. LANGE
Name

V.P. Asia Pacific - Andrew Corp.
Title

8 NOV 04
Date

Infotel Technologies Pte. Ltd.

[signature]
Signature

JAMES HAN
Name

CHIEF EXECUTIVE OFFICER
Title

8 NOV 04
Date